

September 21, 2010

Via Facsimile and U.S. Mail

Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, CA 94556

> **Re:** **Whitestone REIT**
> **Schedule TO-T filed by MPF Dewaay Fund et al.**
> **Filed on September 17, 2010**
> **File No. 5-84834**

Dear Mr. Patterson:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

General

1. Please advise us as to how the offer documents were disseminated. Refer to Rule 14d-4.

What does the Corporation think of the Offer?

2. We note that you state that "the Corporation may be expected to respond with the Corporation's position on the offer in the next two weeks." Please revise to clarify that the target is required to make a recommendation to security holders regarding the offer within 10 business days of commencement. Refer to Rule 14e-2.

What is the market value of my shares?

3. Please revise to include in a tabular format the trading price information for the Class A common shares, which were previously called the common shares of beneficial interest, for the past two years. Refer to Item 1002(c) of Regulation M-A.

Establishment of the Offer Price

4. Please revise to summarize in a tabular format how the offer price of $8 was determined. It appears that you started with the net tangible book value of the target's real estate assets, applied a liquidity discount and subtracted costs. If the bidders prepared a valuation for the REIT or used the target's valuations, please disclose the values along with the bases for the values. Please disclose any liquidation value that was calculated.   Refer to Section III.B.1 of the Commission's Guidance on Mini-Tender Offers and Limited Partnership Tender Offers, Release No. 34-43069.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions